SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EUA ENERGY INVESTMENT CORPORATION           :
(EUA ENERGY)                                :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-8617)                 :
                                            :
(Public Utility Holding Company Act of 1935):
---------------------------------------------
     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated April 16, 1998 Release No. 35-26858, November 14, 1996 Release No. 35-26604, June 21, 1995 Release No. 35-26314 (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby encloses herewith for filing pursuant to the above-referenced Orders the information required to be filed by said Orders.

     EUA Energy Investment has ceased operations of EUA BIOTEN, therefore, below is the final report for BIOTEN General Partnership pursuant to Rule 24.

                                     Very truly yours,


                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated: August 27, 1999